FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of an increase in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the personal holdings of the under-mentioned persons at a price of 1566.6515 pence per Ordinary Share, following the re-investment of the dividend paid to shareholders on 3 October 2013.

Director/PDMR	Number of Shares	Connected Person	Number of Shares
Sir Andrew Witty	2,402	Lady C Witty	1,680
Mrs V A Whyte	- -	Mr I W Whyte	119

The Company and the above named persons were advised of this information on 4 October 2013.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rules 3.1.4R(1)(a) and (c).

S M Bicknell
Company Secretary

4 October 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 04, 2013

By: SIMON BICKNELL
------------------

Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc